REGIONAL INVESTMENT SERVICES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2016



EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Regional Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Regional Investment Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), and Regional Investment Services, Inc. stated that Regional Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
January 16, 2017

REGIONAL INVESTMENT SERVICES, INC.

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Regional Investment Services, Inc. (RIS) (CRD 46929, SEC file 8-51588) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

Exemption Report under Rule 15c3-3(k)

It is to the best knowledge and belief that Regional Investment Services, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2016 without exception.

Jerry Fedasch

President

700 W. Pete Rose Way
Suite#127
Cincinnati, OH 45203

PHONE 513-241-5555
FAX 513-721-3322
EMAIL
jerry@riffleinsurance,com